EXHIBIT 99.1

FOR IMMEDIATE RELEASE: April 13, 2020

Magal Security Systems Update as to its Response to COVID-19

Senstar in Canada and Magal in Israel are considered essential workplaces
Main production facilities operational
Sufficient liquidity with $50 Million in cash on balance sheet

YEHUD, ISRAEL – April 13, 2020 Magal Security Systems, Ltd. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video and access control security products and solutions, as well as critical site management, announced today that in response to the rapidly evolving global situation related to the impact of global spread of the Coronavirus (COVID-19). Magal has implemented a number of key initiatives focusing on the safety of its key stakeholders while also providing for business continuity and opportunity.

Mr. Dror Sharon, Chief Executive Officer of Magal, said “Our first priority is protecting our employees while managing our business through the crisis and ensuring that we can return to efficient operations once the situation recovers. In response, we have implemented key initiatives to manage the business through the current uncertainties and the possible long-term economic impact.

Continued Mr. Sharon, “We are well positioned to withstand the impact of the crisis given our strong performance in recent years, our healthy backlog, strong balance sheet with approximately $50 million of cash and cash equivalents and no debt. We are closely monitoring our bookings log and delivery schedules. Our goal is to mitigate, as much as possible, the impact of COVID-19 on our financial results, monitor our costs and maintain profitability while positioning the Company for recovery and growth.”

SUMMARY OF KEY INITIATIVES

Protect our employees

•	Global teams monitoring local health and safety directives and implementing necessary guidelines and best practices in all workplaces.

•	All our employees, with a few exceptions whose presence is necessary for production, operations and performance of projects, are working remotely.

•	We believe that employee retention is essential for the Company’s recovery post-crisis.

Maintain ongoing operations in production, R&D, sales, support

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Currently, both of our main production facilities are operating as usual. Senstar in Canada and Magal in Israel are considered vital workplaces, since both are suppliers and service providers for ministries of defense and energy critical sites.

•	We are closely monitoring our supply chain and to date, have not seen shortages. However, some materials and finished products are taking longer to receive and shipping expenses are increasing.

•	Completion of certain projects and installation work will be delayed due to flight and inland travel restrictions as well as the inability to access certain sites.

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While Magal’s project sales team is continuing to meet remotely with end-users, mainly government entities, there has been a pause in the initiation of new projects. To date we have not seen a slow-down in proposals and quotes from our Senstar sales team, but it is too soon to tell if this will continue in Q2, or if these proposals and quotes will materialize into sales.

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Senstar customer support is currently provided remotely, with on-site support being postponed. In Israel, as well as, in Kenya and Mexico, support is currently being provided. We anticipate that due to the dynamics of the governmental measures in those geographies such support may be restricted. In Israel, there is almost no interruption in our performance of IMOD related projects.

Reduce expenditures

•	Salary increases and recruitments have been postponed.

•	As of mid- March, all employees were put on a four-day work week, with extended vacation periods for Passover and Easter.

•	Non-essential expenses were put on hold.

•	Negotiating with service providers for cost savings across the board.

•	Studying and applying to various governmental relief programs as applicable per each geography.

Magal’s current plan assumes that the Company will return to normal operations by the end of June or by early July, while the economic impact may continue longer. Due to the speed of the spread of COVID-19, there is uncertainty around its impact on our financial and operating results, which we cannot reasonably estimate at this time. We expect to provide an update in our Q1 2020 earnings release.

About Magal Security Systems, LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, and as mentioned in this press release, there is uncertainty about the spread of the Coronavirus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com